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SEC Mail Processing Section

MAY 11 2017

Washington DC 408

~~ANNUAL AUDITED REPORT~~ FORM X-17A-5 PART III

SEC FILE NUMBER
8-53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITAU BBA USA Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE, 50th FLOOR
(No. and Street)

NEW YORK	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MAURICE DACOSTA (212)-845-0644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAURICE DACOSTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITAU BBA USA SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONAL PRINCIPAL

Title

Notary Public

RICHARD N. PAGNOTTA
NOTARY PUBLIC, State of New York
No. 01PA6061895
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires July 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities, Inc.
Index
December 31, 2016



pwc

Report of Independent Registered Public Accounting Firm

To Management of Itau BBA USA Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau BBA USA Securities, Inc. (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2017

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 401,772,039
Receivables from affiliates	15,412,055
Receivable from broker-dealers and clearing organizations	33,309,518
Securities failed-to-deliver, brokers	3,728,311
Securities failed-to-deliver, customers	4,386,008
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $8,324,622	4,055,117
Current tax receivable	2,828,228
Restricted cash	3,374,634
Other assets	1,343,964
Total assets	$ 470,209,874
Liabilities and Stockholder's Equity	
Liabilities	
Securities failed-to-receive, brokers	$ 7,179,905
Securities failed-to-receive, customers	934,414
Payables to affiliates	2,208,098
Accounts payable and accrued expenses	23,601,077
Deferred rent	8,976,800
Total liabilities	42,900,294
Commitments and Contingencies (Note 11)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	431,447,628
Accumulated deficit	(4,138,148)
Total stockholder's equity	427,309,580
Total liabilities and stockholder's equity	$ 470,209,874

The accompanying notes are an integral part of this statement of financial condition

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and another third party broker-dealer.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

Commissions revenue earned from customer's equity transactions are recorded gross of related brokerage, clearing and exchange fees.

Underwriting fees are recorded when earned.

Research fees are determined based on the type and volume of research provided to each customer. The Company recognizes research fees as revenue when they are earned; specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectability is reasonably assured.

Securities trading gains and losses, recorded net, are associated with the activities of facilitating the execution of securities transactions on the specific identification method.

Revenues from affiliates are reimbursement of related party transactions under service level agreements, some of which are based on cost and others are at cost plus agreed upon mark ups. Revenues are recorded when an associated cost exist as defined in the service level agreement.

All revenues from securities transactions, including commission revenue, fee income from affiliates and related expenses are recorded on trade date.

Concentrations of Credit Risk

The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in an event of default.

Industry Concentration Risk

The Company's significant industry credit concentration is with financial institutions, including broker-dealers affiliated with banks as well as independent broker-dealers and a third party clearing broker. This concentration arises in the normal course of the Company's financing activities.

Estimated Fair Value of Financial Instruments

The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The type of instruments that trade in markets that are valued using quoted market prices in active markets are generally classified within Level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect

illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

As of December 31, 2016, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3 and there was no transfer between levels during the year.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of carryback claims, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

Prior to 2016 the Company filed and was included as part of a federal consolidated tax return with its Parent. Commencing in 2016, the Company files, with its affiliates, a federal consolidated tax return and unitary consolidated state and local tax returns in California, Massachusetts, New York State, and New York City and a separate return in Connecticut. As a result of filing a federal consolidated and unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the vesting period. All stock based compensation plans established are by Itau Unibanco and corresponds to awards that will be settled in shares of Itau Unibanco or cash amounts based on the market value of shares of Itau Unibanco.

Use of Estimates
The preparation of statement of financial condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition. The Company's functional and reporting currency is the U.S. Dollar.

New Accounting Pronouncements
Standard on Accounting for Leases
On January 13, 2016 the IASB issued new standards on accounting for leases and the FASB issued a similar standard in February 2016. Under the current standard a majority of leases are not reported on a lessee's balance sheet. The new standard will require that lessee's record nearly all leases on the balance sheet. This means recording both an asset and a liability on the balance sheet which will have an impact on ratios, such as debt/equity ratios. This will be effective for annual reporting periods beginning on or after January 1, 2019. The Company is continuing to evaluate this standard to determine the impact on the statement of financial condition.

Revenue from Contracts with Customers

In April 2016, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statements. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning after December 15, 2018. The Company is continuing to evaluate this standard to determine the impact on the statement of financial condition.

3. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2016 is as follows:

Leasehold improvements	$ 8,245,236
Equipment	3,625,124
Software	162,768
Furniture and fixtures	346,611
	12,379,739
Accumulated depreciation and amortization	(8,324,622)
	$ 4,055,117

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $250,000.

The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, computed in accordance to the customer protection rule (SEC Rule 15c3-3). At December 31, 2016, the Company had net capital of $80,641,298, which was $80,391,298 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company has performed the computations of its reserve requirement in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2016, the amount required to be held on deposit in "Reserve Bank Account(s)" was $0.

5. Receivable From and Payable to Customers, Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive, brokers	$ 3,728,311	$ 7,179,905
Securities failed-to-deliver/receive, customers	4,386,008	934,414
Broker-Dealers and clearing organizations	33,309,518	-
Total	$ 41,423,837	$ 8,114,319

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the statement of financial condition. See Note 13 for further details on related party transactions.

6. Income Taxes

The Company's results of operations are included in a U.S. federal tax return that is filed on a consolidated basis with its affiliates. The Company computes its provision / (benefit) for income taxes using the benefit for loss method described in Note 2, above. The Company also files various state returns (see Note 2).

The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets / (liabilities):	
Deferred rent	$ 2,751,486
Deferred compensation	7,643,818
Depreciation & amortization	(770,642)
AMT credits	289,910
Net Operating Losses	4,145,525
Net deferred tax asset	14,060,096
Valuation allowance	(14,060,096)
Net deferred tax asset after valuation allowance	$ -

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is not more likely than not that it can be recognized due to a variety of factors, including uncertain market conditions.

The Company has no unrecognized tax benefits arising from an uncertain filing positions. Liabilities for interest and penalties, if any, are included as accounts payable and accrued expenses in the statement of financial condition. As of December 31, 2016, the Company did not record any interest, penalties, or liabilities relating to the uncertain filing position.

In determining whether the Company has an uncertain tax position, the Company applies the principles of ASC 740-10 Accounting for Uncertainty in Income Taxes. Accordingly, the Company

applies the recognition and measurement approach in determining whether any liabilities should be established for its uncertain tax positions.

The Company's federal, New York City, New York State, Connecticut, California, and Massachusetts 2013 - 2015 tax returns are open to examination by the taxing authorities of each respective jurisdiction.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3 year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") from 2013 onwards are tied to the share price of ITUB4 (listed on the Brazilian stock exchange) in Brazilian Real, unadjusted for any foreign exchange fluctuation, except for deferrals granted to MDs chosen to participate in the parent Company's Phantom Share-linked Instruments Program whose deferred amounts will be treated as "Phantom Shares" (see Note 10). Deferred amounts for all other employees (inclusive of MDs prior to 2013) accrue interest at LIBOR. An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment. Total deferred bonuses as of December 31, 2016 under this program was $5,404,975. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2016 statement of financial condition.

In addition, the Company has outstanding commitments connected to employees terminated on or before December 31, 2016. The total obligation that has been recorded as of December 31, 2016 under these commitments was $5,468,464 which is recorded in accounts payable and accrued expenses on the statement of financial condition.

9. Restricted Stock Unit Program

Certain employees of the Company were eligible to participate in Itau Unibanco's stock award plans (the "Stock Plans"). The purpose of the Stock Plans was to provide long-term incentive compensation, in the form of Itau Unibanco's stock related awards, to employees of the Company. The last grant date of such awards was February 27th, 2012 and this program is no longer offered to employees. All awards will be fully vested by 2017.

Eligible employees were allowed to invest a percentage of their bonus to acquire shares of Itau Unibanco. Title to the shares acquired vest over 5 years. Upon elections to acquire such shares, Restricted Awards were granted in accordance with the classification of the employee. The Restricted Awards convert into shares of Itau Unibanco Holding with no payment in cash upon vesting date.

The Company measures compensation cost related to restricted awards based on the market value of Itau Unibanco's common shares at the date of grant and amortizes that expense over the vesting period.

The following table summarizes the restricted stock activity during 2016.

	Awards
Outstanding at the beginning of the year	47,922
Granted	-
Vested	(40,721)
Forfeited	-
Outstanding at the end of the year	7,201

The cost of the remaining unvested shares will be fully amortized by February, 2017.

10. Phantom Share-linked Instruments Program

Certain employees are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of common shares of Itau Unibanco at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, under the terms of the Program, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 75% (150% if Managing Director). Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire they forfeit the unvested portions (except in certain circumstances).

Payments relating to the own and deferred phantom shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched phantom shares are made 5 and 8 years from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itau Unibanco preferred shares at the December 31, 2016 and amortizes that expense over the vesting period.

	2016 Awards
Outstanding at the beginning of the year	180,700
Granted	126,895
Vested	(150,554)
Forfeited	(45,290)
Outstanding at the end of the year	111,751

11. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord.

Minimum future lease commitments under non-cancelable leases at December 31, 2016 are as follows:

Year	Amount
2017	$ 6,669,364
2018	6,669,364
2019	6,709,109
2020	7,078,844
2021	7,078,844
Thereafter	65,116,759
Total commitments	$ 99,322,284

The Company has collateralized a stand-by letter of credit issued by a third party bank with a certificate of deposit due in September 2017 which is on deposit with the landlord of $3,364,634. This item is recorded in restricted cash on the statement of financial condition.

The Company has month-to-month sub-lease arrangements with several affiliates.

The Company has future commitments for deferred bonuses totaling $5,404,975 as of December 31, 2016, as disclosed in Note 8.

12. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third party clearing broker and affiliates, which are not reflected in this statement of financial condition (except for failed-to-deliver and failed-to-receive) , who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. Some of these transactions are denominated in foreign currencies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

Assets	
Cash and cash equivalents with affiliates	$ 303,650,477
Total cash and cash equivalents with affiliates	**303,650,477**
Receivable from clearing affiliates	66,103
Receivable from broker-dealers, and financial institution affiliates	15,059,132
Receivable from affiliates, other	286,820
Total receivables from affiliates	**15,412,055**
Liabilities	
Payable to broker-dealers, and financial institutions	2,208,098
Total liabilities with affiliates	**$ 2,208,098**

As discussed in Note 6, the Company is a member of a consolidated/combined tax group and settles tax payments/refunds with its affiliates. As of December 31, 2016, the Company recorded current tax receivable of $5.3 million which is comprised of $2.5 million receivable from affiliates and $2.8 million tax receivable from tax authorities.

14. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature. These assets would be considered Level 2 in the fair value hierarchy.

15. Legal Proceedings

The Company is involved in three lawsuits concerning matters arising in connection with the conduct of the Company's businesses. With respect to the proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information and on consultation with its legal counsel that the outcomes of any matters will have material adverse effect on the Company's financial condition.

16. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through February 16, 2017. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the statement of financial condition

Itau BBA USA Securities, Inc.

Statement of Financial Condition

December 31, 2016



SEC
Mail Processing
Section
MAY 11 2017
Washington DC
408

May 9, 2017

Securities and Exchange Commission
100 F Street, MS 7010
Washington, DC 20549

Re: Annual filing of Audited Financial Report Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Dear Sir or Madam:

Please find enclosed a copy of the Statement of Financial Condition of Itau BBA USA Securities, Inc. for the year ended December 31, 2016. The Financial Statements have been bound separately and sent under separate cover and is meant for public consumption. Please note that the submitted Financial Report materials were audited by the independent public accountant of Itau BBA Securities USA, Inc.

Please do not hesitate to call me at (212) 845-0644 with any questions or concerns.

Very truly yours,

Maurice Dacosta

Maurice Dacosta

Enclosure

RECEIVED
2017 MAY 12 PM 12: 28
SEC / TM